FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November, 2007
Commission File Number: 0-30600
The Westaim Corporation
(Translation of registrant’s name into English)
144-4th Avenue, S.W., Suite 1010
Calgary, Alberta T2P 3N4
Canada
(Address of principal executive officers)
(780) 992-5360
(Telephone number, including area code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The Westaim Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE WESTAIM CORPORATION

Date: November 13, 2007	By:	/s/Brian D. Heck
Brian D. Heck
Vice President, General Counsel
and Corporate Secretary

EXHIBITS INDEX
1.	Press Release re “Westaim announces 2007 third quarter results – Company to seek buyer for iFire Technology Corp.”.

2.	The Registrant’s quarterly report to shareholders for the third quarter 2007 which is hereby filed with the Securities and Exchange Commission for the purpose of being (and hereby is) incorporated by reference in the Registration Statement on Form S-8 under the Securities Act of 1933 (Reg. no. 333-12532).

3.	Form 52-109F2 Certification of Interim Filings by CEO.

4.	Form 52-109F2 Certification of Interim Filings by CFO.